UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM SD
Specialized Disclosure Report

SILICOM LTD.

(Exact name of registrant as specified in its charter)

ISRAEL	000-23288	N/A
(State or other jurisdiction	(Commission	(IRS Employer
of incorporation or organization)	File Number)	Identification No.)

14 Atir Yeda Street, Kfar Sava, Israel	4464323
(Address of principal executive offices)	(Zip Code)

Eran Gilad
Telephone: +972-9-764-4555

(Name and telephone number, including area code, of the person to contact in connection with this report.)

Check the appropriate box to indicate the rule pursuant to which this form is being filed, and provide the period to which the information in this form applies:

☒          Rule 13p-1 under the Securities Exchange Act (17 CFR 240.13p-1) for the reporting period from January 1 to December 31, 2022.

Introduction

This Specialized Disclosure Report on Form SD ("Form SD") of Silicom Ltd. ("Silicom" or "we") for the year ended December 31, 2022, is presented to comply with Rule 13p-1 under the Securities Exchange Act of 1934, as amended ("Rule"). The Rule was adopted by the Securities and Exchange Commission ("SEC") to implement reporting and disclosure requirements related to "conflict minerals" as directed by the Dodd-Frank Wall Street Reform and Consumer Protection Act of 2010 ("Dodd-Frank Act"). Conflict minerals are defined by the SEC as columbite-tantalite (coltan), cassiterite, gold, wolframite, or their derivatives, which are limited to tantalum, tin, and tungsten. The Rule imposes certain reporting obligations on SEC registrants whose products contain conflict minerals that are necessary to the functionality or production of their products (such minerals are referred to as "necessary conflict minerals"). For products which contain necessary conflict minerals, the registrant must conduct in good faith a reasonable country of origin inquiry designed to determine whether any of the conflict minerals originated in the Democratic Republic of the Congo ("DRC") or an adjoining country, collectively defined as the "Covered Countries." If, based on such inquiry, the registrant knows or has reason to believe that any of the necessary conflict minerals contained in its products originated or may have originated in a Covered Country and knows or has reason to believe that those necessary conflict minerals may not be solely from recycled or scrap sources, the registrant must conduct due diligence on the necessary conflict minerals’ source and chain of custody as a method to conclude if the necessary conflict minerals contained in those products did or did not directly or indirectly finance or benefit armed groups in the Covered Countries. Products which do not contain necessary conflict minerals that directly or indirectly finance or benefit armed groups in the Covered Countries are considered "DRC conflict free". In addition, conflict minerals that a registrant obtains from recycled or scrap sources are also considered "DRC conflict free."

We use the term "conflict free" in this Form SD in a broader sense to refer to suppliers, supply chains, smelters and refiners whose sources of conflict minerals did not or do not directly or indirectly finance or benefit armed groups in the Covered Countries.

Company Overview

Silicom Ltd. is an industry-leading provider of high-performance networking and data infrastructure solutions. Designed primarily to improve performance and efficiency in Cloud and Data Center environments, Silicom’s solutions increase throughput, decrease latency and boost the performance of servers and networking appliances, the infrastructure backbone that enables advanced Cloud architectures and leading technologies like NFV, SD-WAN and Cyber Security. Our innovative solutions for high-density networking, high-speed fabric switching, offloading and acceleration, which utilize a range of cutting-edge silicon technologies as well as FPGA-based solutions, are ideal for scaling-up and scaling-out cloud infrastructures.

Silicom products are used by major Cloud players, service providers, Telcos and OEMs as components of their infrastructure offerings, including both add-on adapters in the Data Center and stand-alone virtualized/universal CPE devices at the edge.

For more information, please visit: www.silicom.co.il

Products

Our products are comprised of:
(i)    Server network interface cards (Server Adapters) - These adapters are used mostly in networking appliances which are used both in the Cloud (including public cloud and On Premise cloud) and in the Edge.

(ii)   Smart Cards - Intelligent and/or programmable cards, with features such as encryption, Time Synchronization, acceleration, data compression, redirection and switching, packet processing, time stamping, packet capture solutions, ultra-low latency solutions, and other offloading features. These products are used mostly inside servers which are a part of Cloud and Enterprise Data centers or inside Distributed Units and Central Units which are a part of mobile infrastructures.

(iii)  Smart Platforms - (Edge Products) –including virtualized Customer-Premises Equipment (vCPE) and universal Customer-Premises Equipment (uCPE) (together, "CPE"), Edge devices for SD-WAN, SASE, Telco dedicated routers and NFV deployments.

The products detailed above constitute all products and product lines that we manufactured or sub-contracted to manufacture in the 2022 calendar year. Accordingly, we determined that none of our products qualified as DRC conflict free in the 2022 calendar year.

Overview of Silicom's Conflict Minerals Program

As a product manufacturer, we are knowledgeable about the design of our products, including the materials needed to construct them. We design the manufacturing processes to build those products and in some cases, design the detailed materials to manufacture those products. As a result, we know that conflict minerals (tantalum, tin, tungsten and gold, also referred to as "3TG") are necessary to the functionality or production of all of our products. Conflict minerals are obtained, via our direct suppliers, from sources worldwide, and our desire is not to eliminate those originating in the Covered Countries but rather to obtain conflict minerals from sources that do not directly or indirectly finance or benefit armed groups in the Covered Countries.

Conflict Minerals Sourcing Policy

Silicom's policy with respect to the sourcing of conflict minerals is as follows: Silicom expects its suppliers to have in place policies and due diligence measures that will enable it to reasonably assure that products and components supplied to it containing conflict minerals are DRC conflict free. Silicom expects its suppliers to comply with the Global e-Sustainability Initiative and with the Responsible Minerals Initiative ("RMI") (formerly the Conflict Free Sourcing Initiative, or CFSI) and conduct their business in alignment with Silicom's supply chain responsibility expectations.

In support of this policy, Silicom will:

•
exercise due diligence with relevant suppliers consistent with the OECD Due Diligence Guidance for Responsible Supply Chains of Minerals from Conflict-Affected and High-Risk Areas and will encourage our suppliers to do likewise with their suppliers.

•	provide, and expect its suppliers to cooperate in providing, due diligence information to confirm the 3TG in its supply-chain is DRC conflict free.

•	collaborate with its suppliers and others on industry-wide solutions to encourage the manufacturing of products that are DRC conflict free.

•	commit to transparency in the implementation of this policy by making available reports on its progress to relevant stakeholders and the public.

The full text of Silicom's Conflict Minerals Sourcing Policy is available at http://www.silicom-usa.com/conflict-minerals/. The content of any website referred to in this Form SD is included for general information only and is not incorporated by reference in this Form SD.

Supply Chain Description

Although Silicom's hardware products contain conflict minerals, Silicom does not purchase any conflict minerals directly from mines and is many steps removed in the supply chain from the mining of the conflict minerals. Silicom purchases materials used in its products from its suppliers and some of those materials contribute necessary conflict minerals to its products and/or production process. The origin of conflict minerals cannot be determined with any certainty once the ores are smelted, refined and converted to ingots, bullion or other conflict minerals containing derivatives. The smelters and refiners (sometimes referred to as "facilities") are consolidating points for ore and are in the best position in the total supply chain to know the origin of the ores. Silicom relies on its direct suppliers to assist with its reasonable country of origin inquiry and due diligence efforts, including the identification of smelters and refiners, for the conflict minerals contained in the materials which they supply.

During the past several years, we have asked our potential suppliers to provide evidence of being conflict-free, and the presentation of such evidence has become a major consideration in our engagement process with new suppliers.

Silicom has well established and structured the process of new supplier approval, when information about conflict minerals is necessary for supplier approval.

SECTION 1 – CONFLICT MINERALS DISCLOSURE

Item 1.01          Conflict Minerals Disclosure and Report

Description of Reasonable Country of Origin Inquiry ("RCOI") Efforts

Below is a description of Silicom's efforts to determine whether any of the necessary conflict minerals in its products originated in the Covered Countries during 2022.

Silicom conducted an analysis of its products and the production process thereof and found that 3TG are used in all of its products.

For 2022, Silicom conducted a supply chain survey with all the suppliers and manufacturers from whom it purchases components used in its products in order to obtain country of origin information for the necessary conflict minerals in its products using the Conflict Minerals Reporting Template ("CMRT"), an industry standard template for conflict minerals reporting designed by the RMI. However, as a result of the complexity of Silicom's products and the constant evolution of its supply chain, it is difficult to identify sub-tier suppliers downstream from the direct suppliers and manufacturers from whom Silicom purchases components used in its products ("Suppliers").

Suppliers who are relevant for the survey were thoroughly chosen using following process:

A list of all suppliers and manufacturers from whom Silicom purchases its products was generated from Silicom's ERP system. The total number of MFRs was 1037.

1.
Irrelevant suppliers and manufacturers were then eliminated from the list mentioned above. Irrelevant suppliers and manufacturers are defined as those who (a) do not provide goods, but rather provide services, office supplies, infrastructure services, etc.; (b) do not provide goods that are part of Silicom's products (i.e. packaging); (c) supply components or materials that do not, by their nature, contain 3TG materials (i.e. paper labels, glue, etc.); and (d) inactive suppliers and manufacturers (i.e. suppliers and manufacturers from whom Silicom did not purchase any products in 2022). After such elimination Silicom remained with 202 suppliers and manufacturers.

2.	Silicom sent requests to such 202 suppliers and manufacturers that were active suppliers and manufacturers during 2022.

Silicom requested such suppliers and manufacturers to complete a conflict minerals survey, based on the CMRT.

All received CMRTs were checked and verified against a list of active and complaint smelters published by the RMI. In the case of non-conformance in the answers delivered by the suppliers and manufacturers in the CMRTs, Silicom contacted suppliers and manufacturers in order to receive updated valid CMRTs.

The supply chain survey requested information from the direct suppliers and manufacturers in order to identify the smelters and refiners and countries of origin of the conflict minerals in products they supply to Silicom. Silicom received responses from its suppliers and manufacturers, representing over  99.9% of its total direct spend with its suppliers and manufacturers during 2022. Silicom compared the smelters and refiners identified in the surveys against the lists of facilities that have received a "conflict free" designation by the RMI. Those designations provide country of origin information on the conflict minerals sourced by such facilities (such as third party software providers' databases).

In the case of non-responsive suppliers and manufacturers, Silicom, through its Sustainability Team, attempted to contact such suppliers and manufacturers by email and telephone at least three times.

Suppliers' and manufacturers' responses were examined and the quality and relevance of their answers were verified when required, including by validation of all CMRTs that were provided to Silicom. The goal of data validation was to increase the accuracy of the responses that were provided to Silicom and identify any discrepancies and contradictory answers in the CMRTs.

When a smelter or refiner in Silicom's supply chain was not listed as having received a "conflict free" designation, Silicom asked its suppliers and manufacturers to proactively contact such facility and requested country of origin information for the necessary conflict minerals that it processed. In addition, Silicom is taking all measures that it deems fit in order to replace such suppliers and manufacturers with others who are declared as conflict-free. Silicom documented country of origin information for the smelters and refiners identified by the supply-chain survey.

There is a significant overlap between Silicom's RCOI efforts and its due diligence measures performed. Silicom's due diligence measures performed were based on the findings of RCOI and are discussed further in the Conflict Minerals Report filed as Exhibit 1.02 hereto.

Conflict Minerals Disclosure

This Form SD and the Conflict Minerals Report, filed as Exhibit 1.02 hereto, are publicly available at http://www.silicom-usa.com/conflict-minerals/ as well as the SEC’s EDGAR database at www.sec.gov.

Item 1.02          Exhibits

The Conflict Minerals Report required by Item 1.01 is filed as Exhibit 1.02 to this Form SD.

SECTION 2 – EXHIBITS

Item 2.01          Exhibits

Exhibit 1.02 – Conflict Minerals Report as required by Items 1.01 and 1.02 of this Form.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the duly authorized undersigned.

Silicom Ltd.
(Registrant)

/s/ Daniel Cohen
March 29, 2023
By: Daniel Cohen, VP Operations